1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 22, 2015

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “ETF Trust”)

File Nos. 333-155395, 811-22250

PIMCO Equity Series (the “PES Trust”)

File Nos. 333-164077, 811-22375

Dear Mr. Ellington:

In a May 15, 2015 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Form N-CSR filings for the ETF Trust and the PES Trust (collectively, the “Trusts”) pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as filed by each Trust on August 28, 2014, for the fiscal year ended June 30, 2014. You also provided comments on the related Form N-SAR filings as filed by each of the Trusts on August 29, 2014 for the fiscal period ended June 30, 2014. A summary of the Staff’s comments, along with the Trusts’ responses, is set forth below.

Comment 1: With regard to the PIMCO Broad U.S. Treasury Index Exchange-Traded Fund, a liquidated series of the ETF Trust, please change its series identifier on EDGAR to inactive status.

Response: Comment accepted. The ETF Trust will seek to mark this series identifier as inactive.

Comment 2: Item 77.B of Form N-SAR requires that the registrant file its accountant’s report on internal control as an exhibit to the filing. Each of the August 2014 N-SAR filings for the Trusts included the accountant’s report on the financial statements. The Staff requests that these N-SAR filings be amended to include the accountant’s report on internal control.

Response: Comment accepted. On June 12, 2015, each of the Trusts filed an amended N-SAR for the period ended June 30, 2014 to include the correct exhibit per the Staff’s comment.

Kenneth Ellington July 22, 2015 Page 2

Comment 3: The August 2014 ETF Trust N-CSR filing disclosed that the PIMCO Low Duration Active Exchange-Traded Fund had a portfolio turnover of 4,098%. Please consider adding a discussion of high portfolio turnover to the principal investment strategies and principal risks sections of the Fund’s prospectus, and in the Fund’s SAI, as appropriate. We also note that Item 16(e) of Form N-1A requires a fund’s SAI to explain any significant variation in the fund’s portfolio turnover rates over the two most recently completed fiscal years. Please confirm that such disclosure is included in the Fund’s current SAI.

Response: The 4,098% number refers to the Fund’s portfolio turnover rate, as a percentage of the average value of its portfolio, for the period from the Fund’s commencement of operations on January 22, 2014 to the end of its first fiscal period on June 30, 2014. To the extent the Fund’s portfolio turnover rate remains at this level after the completion of its first full fiscal year of operations, the ETF Trust may consider whether additional disclosure regarding the Fund’s portfolio turnover rate is appropriate. However, we note that the Fund Summary section of the Fund’s prospectus currently includes a prominent, standalone discussion of portfolio turnover, as required by Item 3 of Form N-1A. This disclosure is supplemented by a more complete discussion of portfolio turnover in the Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover section of the Fund’s prospectus (in response to instruction 7 to Item 9 of Form N-1A), as well as a discussion of portfolio turnover in the Portfolio Transactions and Brokerage—Portfolio Turnover section of the Statement of Additional Information (“SAI”) (in response to Item 16(e) of Form N-1A). In consideration of the overview of portfolio turnover and its potential effects on Fund performance presented prominently in a dedicated section of the Fund’s Fund Summary, as well as the more detailed discussions of portfolio turnover and associated risks presented in the Fund’s prospectus and SAI, the ETF Trust believes the current disclosure concerning portfolio turnover is both consistent with the requirements of Form N-1A and sufficient as is.

With respect to the Staff’s comment on the Item 16(e) requirement, consistent with the requirements of Item 16(e), the Fund will explain any significant variation in its year-to-year portfolio turnover rate once it has completed two fiscal years. As noted above, the 4,098% portfolio turnover rate is based on the Fund’s initial fiscal period of approximately five months, and the Fund does not yet have a second fiscal year of portfolio turnover to compare against the initial fiscal period.

Comment 4: With regard to the PIMCO EqS Emerging Markets Fund, PIMCO Investment Grade Corporate Bond Index Active Exchange-Traded Fund, PIMCO Diversified Income Active Exchange-Traded Fund, PIMCO Enhanced Short Maturity Active Exchange-Traded Fund, PIMCO Low Duration Active Exchange-Traded Fund, and the PIMCO Total Return Active Exchange-Traded Fund, each of these Funds disclosed in their August 2014 N-CSR filing a 25+% allocation to the “financials” sector or “banking and finance” sector. Please add sector-specific disclosure to these Funds’ principal investment strategies and principal risks sections of their prospectuses, as appropriate.

Kenneth Ellington July 22, 2015 Page 3

Response: Comment acknowledged. The Trusts will consider the Staff’s comment, and whether additional strategy and/or risk disclosure is necessary or appropriate, in connection with the next annual update of the Trusts’ respective registration statements.

Comment 5: With regard to the PIMCO EqS Long/Short Fund, the prospectus fee table includes two footnotes regarding interest expense and the expense of dividends paid on borrowed securities. This information is neither permitted nor required by Form N-1A Item 3. Please delete the footnotes.

Response: We note that the Staff has previously commented on this issue with respect to filings by the Trusts and other PIMCO-advised registrants. The PES Trust’s response, set forth below, is substantively similar to its response provided to the previous comments.1

To the extent the Fund enters into certain investments, such as short sales, the Fund may incur interest expense and/or the expense of dividends paid on borrowed securities (collectively, “Interest Expense”). Interest Expense is required to be treated as an expense of the Fund for accounting purposes,2 but the amount of such expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Funds. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit,

[1]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds’ Rule 497(k) filings (Aug. 26, 2009), at 2; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds’ Rule 497(k) filings (Oct. 8, 2009), at 1; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 168 (Dec. 28, 2009), at 4.

[2]

See, e.g., Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Kenneth Ellington July 22, 2015 Page 4

custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the PES Trust believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s Interest Expense. As Interest Expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the PES Trust believes that failure to include an explanation for this variance may create investor confusion. The PES Trust believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The PES Trust notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).3 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).4 The PES Trust agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a fund with other mutual funds. Without the current fee table footnotes describing the Fund’s Interest Expense and its effect on the Fund’s expense ratios, the PES Trust believes the Fund’s fee tables would not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or

[3]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[4]	Id. at 16-17.

Kenneth Ellington July 22, 2015 Page 5

administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as Interest Expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Fund, investors in the Fund have reasonably come to expect that the total expense ratio of the Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the PES Trust believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The PES Trust believes deleting these footnotes would cause its fee table to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the PES Trust’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the PES Trust believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s Interest Expense, where applicable, including why Interest Expense is incurred and that Interest Expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The PES Trust believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of Interest Expense. Moreover, the inclusion of the Interest Expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Interest Expense footnotes provide helpful, clarifying information for investors.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Kenneth Ellington July 22, 2015 Page 6

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP